BEAR STEARNS ALT-A TRUST 2007-3

NOTICE TO INVESTORS AND OTHER RECIPIENTS:

THE ATTACHED SUPPLEMENT DATED MAY 3, 2007 TO THE PROSPECTUS SUPPLEMENT DATED APRIL 25, 2007 (THE “PROSPECTUS SUPPLEMENT”) TO THE PROSPECTUS DATED MARCH 20, 2007 (TOGETHER WITH THE PROSPECTUS SUPPLEMENT, THE “PROSPECTUS”), RELATING TO THE ISSUANCE OF BEAR STEARNS ALT-A TRUST, MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2007-3, AMENDS CERTAIN LANGUAGE CONTAINED IN THE PROSPECTUS, AS DESCRIBED THEREIN.

INVESTORS AND POTENTIAL INVESTORS SHOULD REVIEW THE PROSPECTUS ONLY IN CONNECTION WITH THE ATTACHED SUPPLEMENT AND MAY NOT RELY ON THE PROSPECTUS EXCEPT AS SO AMENDED IN MAKING ANY INVESTMENT DECISIONS.

Bear, Stearns & Co. Inc.

May 3, 2007

Bear Stearns ALT-A Trust 2007-3

Issuer

Wells Fargo Bank, National Association

Master Servicer and Securities Administrator

Structured Asset Mortgage Investments II Inc.

Depositor

Bear Stearns ALT-A Trust, Mortgage Pass-Through Certificates, Series 2007-3

Supplement dated May 3, 2007

to

prospectus supplement dated April 25, 2007

to

prospectus dated March 20, 2007

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Capitalized terms used in this supplement are defined in the prospectus supplement dated April 25, 2007, to which this supplement is attached.

The Prospectus Supplement is hereby revised as follows:

1      The last paragraph under "Description of the Certificates -- General" on page S-9 is replaced in its entirety with the following:

The assumed final distribution date for the offered certificates is the distribution date occurring in July 2037.

2      The first paragraph under "Assumed Final Distribution Date" on page S-73 is replaced in its entirety with the following:

The assumed final distribution date for distributions on the Offered Certificates is the distribution date occurring in July 2037. The assumed final distribution date is the distribution date in the month following the month of the latest scheduled maturity date of any of the related 30-year mortgage loans as of the Closing Date. Since the rate of payment (including prepayments) of principal on the mortgage loans can be expected to exceed the scheduled rate of payments, and could exceed the scheduled rate by a substantial amount, the disposition of the last remaining mortgage loan may be earlier, and could be substantially earlier, than the assumed final distribution date. Furthermore, the application of principal collections and, in the case of the Principal Certificates, excess spread, could cause the actual final distribution date for the Principal Certificates to occur significantly earlier than the assumed final distribution date. In addition, the Sponsor or its designee may, at its option, repurchase from the trust all the mortgage loans on or after any distribution date on which the aggregate stated principal balances of the mortgage loans are less than 20% of the sum of (A) the Cut-off Date Stated Principal Balance of the initial mortgage loans and (B) the Pre-Funded Amount as of the Cut-off Date. See “The Pooling and Servicing Agreement—Termination” herein and “The Agreements— Termination; Retirement of Securities” in the prospectus.

3.     The definition of Overcollateralization Amount on page S-119 is replaced in its entirety with the following:

Overcollateralization Amount — With respect to any distribution date, the excess, if any, of (a) the aggregate Stated Principal Balance of the mortgage loans for such distribution date and the amounts on deposit in the Pre-Funding Account as of such distribution date over (b) the aggregate Certificate Principal Balance of the Principal Certificates (after taking into account the payment of principal other than any Extra Principal Distribution Amount on such Certificates).

4.     The definition of Overcollateralization Target Amount on page S-119 is replaced in its entirety with the following:

Overcollateralization Target Amount — With respect to any distribution date (a) prior to the Stepdown Date, approximately 1.30% of the sum of (1) aggregate Stated Principal Balance of the mortgage loans as of the cut-off date and (2) the amounts on deposit in the Pre-Funding Account as of the Closing Date, (b) on or after the Stepdown Date and if a Trigger Event is not in effect, the greater of (i) the lesser of (1) approximately 1.30% of the sum of (a) the aggregate Stated Principal Balance of the mortgage loans as of the cut-off date and (b) the amounts on deposit in the Pre-Funding Account as of the Closing Date and (2) approximately 2.60% of the sum of (x) the then current aggregate Stated Principal Balance of the mortgage loans as of that distribution date and (y) the amounts on deposit in the Pre-Funding Account as of such distribution date and (ii) approximately $4,595,351 and (c) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding distribution date.

5.     The definition of Trigger Event on page S-124 is replaced in its entirety with the following:

Trigger Event — With respect to any distribution date, an event that exists if (i) the percentage obtained by dividing (x) the aggregate Stated Principal Balance of the mortgage loans that are 60 or more days delinquent (including for this purpose any such mortgage loans in bankruptcy or foreclosure and the mortgage loans with respect to which the related Mortgaged Property has been acquired by the Trust) by (y) the aggregate Stated Principal Balance of the mortgage loans in the mortgage pool, in each case, as of the close of business on the last day of the preceding calendar month, exceeds 40.00% of the Current Specified Enhancement Percentage or (ii) the aggregate amount of Realized Losses on the mortgage loans since the Cut-off Date as a percentage of the aggregate Stated Principal Balance of the mortgage loans as of the Cut-off Date and any amounts in the Pre-Funding Account as of the Closing Date exceeds the applicable percentage set forth below:

Months	Percentage
37 – 48	0.60%
49 – 60	1.05%
61 – 72	1.45%
73+	1.75%

The remainder of the Prospectus Supplement remains unmodified.

This supplement may be used to offer or sell the certificates offered hereby only if accompanied by the prospectus supplement and prospectus.

Dealers will be required to deliver a supplement, prospectus supplement and prospectus when acting as underwriters of the certificates offered hereby and with respect to their unsold allotments or subscriptions. In addition, all dealers selling the offered certificates, whether or not participating in this offering, may be required to deliver a supplement, prospectus supplement and prospectus for 90 days after the date of this supplement.

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Bear, Stearns & Co. Inc.

May 3, 2007